SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
                                      Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
                                  For the month of June 2003
                                          NASPERS LIMITED
(Translation of registrant's name into English)

Naspers Centre

40 Heerengracht
 Cape Town
                                                              SOUTH AFRICA  8001
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:         Form 40-F:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:
      No:

EXHIBIT LIST
Exhibit
Sequential
Description
Page Number

*  Press Release, Naspers Limited

      announces deal with Teletypos

      dated 19 June 2003

NetMed deal with Teletypos

Local announcement in Greek market today, 19th June 2003, at 17h00 Greek time (16h00 SA time):

"NetMed NV, Naspers Limited's Greek pay-TV subsidiary, announced today, that subject to fulfilment of certain conditions precedent, it had reached agreement with Teletypos SA, in terms of which Teletypos will exchange its interest in MultiChoice Hellas for approximately Euro 6.6 m in cash and a 12.5% equity interest in Netmed. Netmed NV, is engaged in payTV operations in Greece and Cyprus while MultiChoice Hellas provides subscription management services to the payTV platform in Greece."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Naspers Limited

Date:  June 25, 2003 by
By:    /s/ Stephan J. Z. Pacek

Name:  Stephan J. Z. Pacek
Title:     Director

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